Exhibit 3.3

CERTIFICATE OF AMENDMENT
OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
CDSS WIND DOWN INC.

CDSS Wind Down Inc., a corporation organized and existing under and by virtue  of the General Corporation Law of the State of Delaware, hereby certifies as follows:

A. The name of the corporation is CDSS Wind Down Inc. The original Certificate of Incorporation of the corporation (formerly known as Citadel Security Software Inc. and Citadel Software, Inc.) was filed with the Delaware Secretary of State on December 20, 1996.

B. This Certificate of Amendment was duly adopted by the corporation's directors and stockholders in accordance with the applicable provisions of Sections 211 and 242 of the General Corporation Law of the State of Delaware.

C. The Certificate of Incorporation, as heretofore amended, is hereby further amended by changing the first paragraph of ARTICLE IV so that, as amended, the first paragraph of said Article shall be and read as follows:

“The total number of shares of all classes of stock which the Corporation shall have authority to issue is 501,000,000, of which 500,000,000 shares of the par value of $0.0001 per share shall be a separate class designated as Common Stock and 1,000,000 shares of the par value of $0.0001 per share shall be a separate class designated as  Preferred Stock.”

IN  WITNESS WHEREOF, the corporation has caused this Certificate to be signed by Steven B. Solomon its Chief Executive Officer and President, this 18th day of August, 2010.

CDSS Wind Down Inc.

By:	/s/ Steven B. Solomon
Steven B. Solomon
Chief Executive Officer and President